Filed Pursuant to Rule 433

Registration No. 333-132911

Subject to Completion

Preliminary Term Sheet dated September 25, 2008

Units

100% Principal Protected Range Notes

Linked to the Dow Jones Industrial Average[SM]

due November , 2009 (the "Notes")

$10 principal offering amount per unit

Term Sheet No.

Merrill Lynch & Co., Inc.

*Expected Pricing Date**	October , 2008
*Settlement Date**	November , 2008
*Maturity Date**	November , 2009
CUSIP No.	

100% Principal Protected Range Notes

- *Contingent supplemental payment of 10% at maturity if the closing level of the Dow Jones Industrial Average[SM] stays within a range of 15.5% to 19.5% above and below the starting value on each relevant day within the valuation period*
- *100% principal protection at maturity*
- *A maturity of approximately 1 year*
- *No periodic interest payments*
- *Application made to list on NYSE Arca under the symbol "NIJ"*

STRUCTURED INVESTMENTS

PRINCIPAL PROTECTION
ENHANCED INCOME
MARKET PARTICIPATION
ENHANCED PARTICIPATION

The Notes will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms of the Notes” (together the “Note Prospectus”). Investing in the Notes involves a number of risks. See “Risk Factors” on page TS-6 of this term sheet and beginning on page PS-4 of product supplement RN-1.

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated and its broker-dealer affiliate First Republic Securities Company, LLC is acting in its capacity as a principal.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.000	$
Underwriting discount (1)	$.125	$
Proceeds, before expenses, to Merrill Lynch & Co., Inc.	$9.875	$

(1)	The public offering price and underwriting discount for any purchase of 500,000 or more units in a single transaction by an individual investor will be $9.975 per unit and $.100 per unit, respectively.

*Depending on the date the Notes are priced for initial sale to the public (the “Pricing Date”), which may be in October or November 2008, the settlement date may occur in October or November 2008 and the maturity date may occur in October or November 2009 Any reference in this term sheet to the month in which the Pricing Date, settlement date or maturity date will occur is subject to change as specified above.

“Dow JonesSM” is a service mark of Dow Jones & Company, Inc. and has been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated. Merrill Lynch & Co., Inc. is an authorized sublicensee. “Dow Jones Industrial AverageSM” and “DJIA” are service marks of Dow Jones & Company, Inc. and have been licensed for use for certain purposes by Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Merrill Lynch & Co.

October     , 2008

Summary

The 100% Principal Protected Range Notes Linked to the Dow Jones Industrial AverageSM due November     , 2009 (the “Notes”) are senior, unsecured debt securities of Merrill Lynch & Co., Inc. (“ML&Co.”) that are designed for investors who seek 100% principal protection on their investment at maturity and want the opportunity to receive an additional payment at maturity (the “Contingent Supplemental Payment”) if the Dow Jones Industrial AverageSM remains within the specified range on each market measure business day within the valuation period, as described below. Investors must be willing to accept that they will not earn a return on their investment if the closing level of the Dow Jones Industrial AverageSM is outside the range on any single market measure business day within the valuation period. In such case, investors will not receive a Contingent Supplemental Payment, but instead will receive a repayment of principal equal to the Out-of-Range Payment of the Notes.

Terms of the Notes	Determining Payment at Maturity for the Notes
On the Maturity Date, holders of the Notes will be entitled to receive the Redemption Amount, a payment per unit calculated as follows:

Hypothetical Payments at Maturity

Set forth below are four hypothetical examples of payment at maturity calculations related to the Notes. These examples have been prepared for purposes of illustration only. Your actual return will depend on, among other items, the actual Starting Value, Upper Range Level, Lower Range Level and the term of your investment. These examples assume:

1) a hypothetical Starting Value of 11,421.99, the closing level of the Market Measure on September 12, 2008;

2) a hypothetical Upper Range Level of 13,420.84 (17.5% above the hypothetical Starting Value, the midpoint of the range of 15.5% to 19.5%);

3) a hypothetical Lower Range Level of 9,423.14 (17.5% below the hypothetical Starting Value, the midpoint of the range of 15.5% to 19.5%)

4) a Contingent Supplemental Payment equal to 10% of the $10 Original Public Offering Price per unit if the closing level of the Market Measure remains within the Range on each Market Measure Business Day within the Valuation Period;

5) an Out-of-Range Payment equal to $10 per unit if the closing level of the Market Measure is outside the Range on any Market Measure Business Day within the Valuation Period; and

6) an investment term from September 15, 2008 to September 15, 2009, a term expected to be similar to that of the Notes.

Example 1

The closing level of the Market Measure has remained within the Range on each Market Measure Business Day within the Valuation Period and is above the Starting Value on the Final Valuation Date

Contingent Supplemental Payment = $1.00

Redemption Amount (per unit) = $10.00 + $1.00 = $11.00         (a total rate of return of 10% on the Notes)

Example 2

The closing level of the Market Measure has remained within the Range on each Market Measure Business Day within the Valuation Period and is below the Starting Value on the Final Valuation Date

Contingent Supplemental Payment = $1.00

Redemption Amount (per unit) = $10.00 + $1.00 = $11.00         (a total rate of return of 10% on the Notes)

Example 3

On at least one specific Market Measure Business Day within the Valuation Period, the Market Measure closed above the Upper Range Level. Although the closing level of the Market Measure was within the Range on the Final Valuation Date, the closing level of the Market Measure did not remain within the Range on every Market Measure Business Day within the Valuation Period

Redemption Amount (per unit) = $10.00         (the Redemption Amount cannot be less than the Out-of-Range Payment per unit)

Example 4

On at least one specific Market Measure Business Day within the Valuation Period, the Market Measure closed below the Lower Range Level. Although the closing level of the Market Measure was within the Range on the Final Valuation Date, the closing level of the Market Measure did not remain within the Range on every Market Measure Business Day within the Valuation Period

Redemption Amount (per unit) = $10.00         (the Redemption Amount cannot be less than the Out-of-Range Payment per unit)

Summary of the Hypothetical Examples

In Example 1 and Example 2, the closing level of the Market Measure remained within the Range on each Market Measure Business Day within the Valuation Period. In Example 3 and Example 4, the closing level of the Market Measure was outside the Range on at least one Market Measure Business Day within the Valuation Period.

	Example 1 (Within Range)	Example 2 (Within Range)	Example 3 (Outside Range)	Example 4 (Outside Range)
Hypothetical Starting Value	11,421.99	11,421.99	11,421.99	11,421.99

Hypothetical closing level on Final Valuation Date	11,993.09	10,850.89	11,993.09	10,850.89

Hypothetical Upper Range Level:	13,420.84	13,420.84	13,420.84	13,420.84

Highest closing level during hypothetical Valuation Period	12,564.19	12,564.19	14,277.49	12,564.19

Hypothetical Lower Range Level:	9,423.14	9,423.14	9,423.14	9,423.14

Lowest closing level during hypothetical Valuation Period	10,279.79	10,279.79	10,279.79	8,566.49

Contingent Supplemental Payment at maturity	$1.00	$1.00	$0.00	$0.00

Did the Market Measure remain within the Range on each Market Measure Business Day within the Valuation Period?	YES	YES	NO	NO

Redemption Amount per unit	$11.00	$11.00	$10.00	$10.00

Total return of the Notes	10.00%	10.00%	0.00%	0.00%

Return on the Market Measure (excluding dividends)	5.00%	-5.00%	5.00%	-5.00%

Risk Factors

An investment in the Notes involves significant risks. The following is a list of certain of the risks involved in investing in the Notes. You should carefully review the more detailed explanation of risks relating to the Notes in the “Risk Factors” sections included in the product supplement and MTN prospectus supplement identified below under “Additional Terms of the Notes”. We also urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

▪	You will earn a return on your investment at maturity only if the Market Measure remains within the Range during the Valuation Period.

▪	Your risk of not receiving a Contingent Supplemental Payment is expected to be higher during volatile market conditions.

▪	Your yield on the Notes may be lower than the yield on other debt securities of comparable maturity.

▪	Your return is capped at the Contingent Supplemental Payment and will not reflect the return of a direct investment in the stocks included in the Market Measure.

▪	You will not have the right to receive cash dividends or exercise ownership rights with respect to the stocks included in the Market Measure.

▪	You must rely on your own evaluation of the merits of an investment linked to the Market Measure.

▪

In seeking to provide investors with what we believe to be commercially reasonable terms for the Notes while providing MLPF&S with compensation for its services, we have considered the costs of developing, hedging and distributing the Notes. If a trading market develops for the Notes (and such a market may not develop), these costs are expected to affect the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date.

▪	The Market Measure publisher may adjust the Market Measure in a way that affects its level, and the Market Measure publisher has no obligation to consider your interests.

▪	Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor.

▪	Purchases and sales by us and our affiliates may affect your return on the Notes.

▪	Potential conflicts of interest could arise.

▪	Tax consequences are uncertain (see “ —Certain U.S. Federal Taxation Considerations” below).

Recent Developments

On September 15, 2008, we entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Bank of America Corporation (“Bank of America”). The Merger Agreement provides that, upon the terms and subject to the conditions set forth in the Merger Agreement, a wholly owned subsidiary of Bank of America will merge with and into ML&Co. with ML&Co. continuing as the surviving corporation and as a wholly owned subsidiary of Bank of America. The merger has been approved by the board of directors of each of ML&Co. and Bank of America and is subject to shareholder votes at both companies.

Upon completion of the merger, each outstanding share of ML&Co. common stock will be converted into the right to receive 0.8595 of a share of Bank of America common stock, and the Bank of America board of directors will be expanded to include three existing directors of ML&Co. The Merger Agreement contains certain termination rights for both ML&Co. and Bank of America and is subject to customary closing conditions, including standard regulatory approvals. The transaction is expected to close in the first quarter of 2009.

Investor Considerations

You may wish to consider an investment in the Notes if:

▪	You seek an investment with 100% principal protection at maturity.

▪	You anticipate that the closing level of the Market Measure will remain within the Range on each Market Measure Business Day within the Valuation Period.

▪	You are willing to accept that the maximum return on the Notes is limited to the Contingent Supplemental Payment, if any.

▪	You do not seek interest payments or other current income on your investment.

▪	You want exposure to the Market Measure with no expectation of dividends or other benefits of owning the stock included in the Market Measure.

▪

You are willing to accept that there is no assurance that the Notes will be listed or remain listed on NYSE Arca. You understand that any listing does not ensure that a trading market will develop for the Notes or that there will be liquidity in the trading market.

The Notes may not be appropriate investments for you if:

▪

You anticipate that the Market Measure will appreciate or depreciate by more than 15.5% to 19.5% from the Starting Value determined on the Pricing Date to the closing level of the Market Measure on any Market Measure Business Day within the Valuation Period.

▪	You seek a return on your investment that will not be limited to the Contingent Supplemental Payment, if any.

▪	You seek an investment that provides a guaranteed redemption amount above the principal.

▪	You seek interest payments or other current income on your investment.

▪	You want to receive dividends paid on, and ownership rights with respect to, stock included in the Market Measure.

▪	You want assurances that there will be a liquid market if and when you want to sell the Notes prior to maturity.

Other Provisions

We may deliver the Notes against payment therefor in New York, New York on a date that is in excess of three business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement on the Notes occurs more than three business days from the Pricing Date, purchasers who wish to trade Notes more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase these offered securities, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic Securities Company, LLC acting as a principal in effecting the transaction for your account. MLPF&S is acting as an underwriter and/or selling agent for this offering and will receive underwriting compensation from the issuer of the securities.

Supplement to the Plan of Distribution

MLPF&S and First Republic Securities Company, LLC, each a broker-dealer subsidiary of ML&Co., are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate in the distribution of the Notes. Accordingly, offerings of the Notes will conform to the requirements of NASD Rule 2720.

MLPF&S and First Republic Securities Company, LLC may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the Notes but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S and First Republic Securities Company, LLC may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Market Measure

All disclosure contained in this term sheet regarding the Market Measure, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Dow Jones $ Company, Inc. ML&Co. and MLPF&S have not independently verified and make no representation as to the accuracy or completeness of such information. Neither ML&Co. nor MLPF&S accepts any responsibility for the calculation, maintenance or publication of the Market Measure or any successor Market Measure.

Dow Jones Industrial AverageSM

The Dow Jones Industrial AverageSM (the “Index”) is a price-weighted index (i.e., the weight of a component stock in the Index is based on its price per share rather than the total market capitalization of the issuer of the component stock) comprised of 30 common stocks chosen by the editors of the Wall Street Journal (“WSJ”) as representative of the broad market of U.S. industry. The corporations represented in the Index tend to be leaders within their respective industries and their stocks are typically widely held by individuals and institutional investors. Changes in the composition of the Index are made entirely by the editors of the WSJ without consultation with the corporations represented in the Index, any stock exchange, any official agency or ML&Co. Changes to the common stocks included in the Index tend to be made infrequently. Historically, most substitutions have been the result of mergers, but, from time to time, changes may be made to achieve what the editors of the WSJ deem to be a more accurate representation of the broad market of U.S. industry. In choosing a new corporation for the Index, the editors of the WSJ look for leading industrial companies with a successful history of growth and wide interest among investors. The component stocks of the Index may be changed at any time for any reason. Dow Jones & Company, Inc., publisher of the WSJ, is not affiliated with ML&Co. and has not participated in any way in the creation of the Notes.

The following table presents the listing symbol, industry group, price per share, total number of shares outstanding and market capitalization for each of the component stocks in the Index based on publicly available information on September 18, 2008.

Issuer of Component Stock (1)	Symbol	Industry	Price Per Share($)	Total Shares Outstanding (in Millions) (2)	Market Capitalization (in Millions) (2)
3M Co	MMM	Industrial Conglomerates	71.19	697.91	$49,684
Alcoa Inc	AA	Metals & Mining	27.36	813.10	$22,246
American Express Co	AXP	Consumer Finance	37.14	1,159.69	$43,071
AT&T Inc	T	Diversified Telecommunication	29.79	5,887.07	$175,376
Bank of America Corp	BAC	Diversified Financial Services	34.82	4,561.42	$158,829
Boeing Co	BA	Aerospace & Defense	58.63	739.87	$43,378
Caterpillar Inc	CAT	Machinery	65.11	607.59	$39,560
Chevron Corp	CVX	Oil, Gas & Consumable Fuels	89.40	2,057.46	$183,937
Citigroup Inc	C	Diversified Financial Services	19.99	5,442.67	$108,799
Coca-Cola Co/The	KO	Beverages	51.68	2,309.26	$119,343
EI Du Pont de Nemours & Co	DD	Chemicals	46.19	901.38	$41,635
Exxon Mobil Corp	XOM	Oil, Gas & Consumable Fuels	81.49	5,192.73	$423,155
General Electric Co	GE	Industrial Conglomerates	26.60	9,914.37	$263,722
General Motors Corp	GM	Automobiles	12.26	569.86	$6,986
Hewlett-Packard Co	HPQ	Computers & Peripherals	47.98	2,446.55	$117,386
Home Depot Inc	HD	Specialty Retail	26.17	1,700.41	$44,500
Intel Corp	INTC	Semiconductors & Semiconductor	19.11	5,607.29	$107,155
International Business Machines Corp	IBM	Computers & Peripherals	116.86	1,354.61	$158,300
Johnson & Johnson	JNJ	Pharmaceuticals	68.71	2,796.94	$192,178
JPMorgan Chase & Co	JPM	Diversified Financial Services	42.49	3,437.04	$146,040
Kraft Foods Inc.	KFT	Food Products	33.51	1,471.56	$49,312
McDonald’s Corp	MCD	Hotels Restaurants & Leisure	63.86	1,125.03	$71,844
Merck & Co Inc/NJ	MRK	Pharmaceuticals	31.92	2,143.15	$68,409
Microsoft Corp	MSFT	Software	25.94	9,119.73	$236,566
Pfizer Inc	PFE	Pharmaceuticals	18.25	6,737.30	$122,956
Procter & Gamble Co	PG	Household Products	68.70	3,000.32	$206,122
United Technologies Corp	UTX	Aerospace & Defense	62.17	962.96	$59,867
Verizon Communications Inc	VZ	Diversified Telecommunication	32.17	2,843.31	$91,469
Wal-Mart Stores Inc	WMT	Food & Staples Retailing	59.60	3,928.70	$234,150
Walt Disney Co/The	DIS	Media	33.49	1,875.30	$62,804

		Total Market Capitalization		$3,648,779
		Average Market Capitalization		$121,626

(1)

The inclusion of a component stock in the Dow Jones Industrial AverageSM should not be considered a recommendation to buy or sell that stock, and neither ML&Co. nor any of its affiliates make any representation to any purchaser of the Notes as to the performance of the Dow Jones Industrial AverageSM or any component stock included in the Dow Jones Industrial AverageSM. Beneficial owners of the Notes will not have any right to the component stocks included in the Dow Jones Industrial AverageSM or any dividends paid on those stocks.

(2)	Information obtained from Bloomberg Financial Markets.

The following graph sets forth the monthly historical performance of the Down Jones Industrial Average in the period from January 2003 through August 2008. This historical data on the Dow Jones Industrial Average is not necessarily indicative of the future performance of the Dow Jones Industrial Average or what the value of the Notes may be. Any historical upward or downward trend in the level of the Dow Jones Industrial Average during any period set forth below is not an indication that the Dow Jones Industrial Average is more or less likely to increase or decrease at any time over the term of the Notes. On September 12, 2008, the closing level of the Dow Jones Industrial Average was 11,421.99.

The following table sets forth the highest and lowest daily closing levels of the Market Measure for each month in the period from January 2003 through August 2008. We have derived the information in the table from closing levels of the Market Measure published by Bloomberg L.P., and we make no representation or warranty as to the accuracy of such information.

	2003		2004		2005		2006		2007		2008
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
January	8,842.62	7,945.13	10,702.51	10,409.85	10,729.43	10,368.61	11,043.44	10,667.39	12,621.77	12,398.01	13,056.72	11,971.19
February	8,109.82	7,749.87	10,737.70	10,470.74	10,841.60	10,551.94	11,137.17	10,749.76	12,786.64	12,216.24	12,743.19	12,182.13
March	8,521.97	7,524.06	10,678.14	10,048.23	10,940.55	10,405.70	11,317.43	10,958.59	12,481.01	12,050.41	12,548.64	11,740.15
April	8,515.66	8,069.86	10,570.81	10,225.57	10,546.32	10,012.36	11,382.51	11,073.78	13,120.94	12,382.30	12,891.86	12,302.06
May	8,850.26	8,454.25	10,317.20	9,906.91	10,542.55	10,140.12	11,642.65	11,094.43	13,633.08	13,136.14	13,058.20	12,479.63
June	9,323.02	8,897.81	10,479.57	10,195.91	10,623.07	10,274.97	11,260.28	10,706.14	13,676.32	13,266.73	12,604.45	11,346.51
July	9,284.57	9,036.04	10,334.16	9,961.92	10,705.55	10,270.68	11,228.02	10,739.35	14,000.41	13,211.99	11,632.38	10,962.54
August	9,428.90	9,036.32	10,195.01	9,814.59	10,697.59	10,397.29	11,382.91	11,076.18	13,657.86	12,845.78	11,782.35	11,284.15
September	9,659.13	9,275.06	10,342.79	9,988.54	10,682.94	10,378.03	11,718.45	11,331.44	13,912.94	13,113.38
October	9,812.98	9,469.20	10,239.92	9,749.99	10,535.48	10,215.22	12,163.66	11,670.35	14,164.53	13,522.02
November	9,858.46	9,619.42	10,572.55	10,035.73	10,931.62	10,406.77	12,342.56	11,986.04	13,660.94	12,743.44
December	10,453.92	9,853.64	10,854.54	10,440.58	10,912.57	10,717.50	12,510.57	12,194.13	13,727.03	13,167.20

Taking into account each one-year hypothetical historical Valuation Period ending between December 31, 2003 and September 12, 2008, the following sets forth the percentage of such one-year periods in which the Market Measure would have been out of the Range under similar terms and conditions to those of the Notes, assuming:

▪	each one year hypothetical historical Valuation Period consists of the preceding 252 Market Measure Business Days (approximately one calendar year);

▪

the fixed hypothetical Upper Range Level and Lower Range Level indicated below for each one-year hypothetical historical Valuation Period (which would be expected to have been different in the economic environments prevailing at the beginning of the respective prior one-year periods); and

▪	historical daily closing levels of the Market Measure as published by Bloomberg L.P.

Given the foregoing assumptions:

(i)	if the hypothetical Upper and Lower Range Level were 15.5% above and below each hypothetical Starting Value, respectively (the narrowest range of the expected Upper and Lower Range Level of 15.5% to 19.5% above the Starting Value) the closing level of the Market Measure would have been outside the Range on at least one Market Measure Business Day in 34.7% of such hypothetical historical Valuation Periods;

(ii)	if the hypothetical Upper and Lower Range Level were 17.5% above and below each hypothetical Starting Value, respectively (the midpoint of the expected Upper and Lower Range Level of 15.5% to 19.5% above the Starting Value) the closing level of the Market Measure would have been outside the Range on at least one Market Measure Business Day in 23.8% of such hypothetical historical Valuation Periods; and

(iii)	if the hypothetical Upper and Lower Range Level were 19.5% above and below each hypothetical Starting Value, respectively (the maximum range of the expected Upper and Lower Range Level of 15.5% to 19.5% above the Starting Value) the closing level of the Market Measure would have been outside the Range on at least one Market Measure Business Day in 18.2% of such hypothetical historical Valuation Periods.

The above historical data on the Market Measure should not be taken as an indication of the future performance of the Market Measure or as an indication of what the value of the Notes may be. The information above with respect to the percentage of times that the closing level of the Market Measure would have been outside the Range at least one time in different historical Valuation Periods is presented to illustrate how an investment with terms similar to those of the Notes might have performed in different past economic environments, but should not be taken as a prediction of the performance of the Notes. Additionally, this information with respect to the percentage of times that the closing level of the Market Measure would have been outside the Range at least one time in different historical periods relies on historical data regarding the Market Measure that we have obtained from Bloomberg L.P. and have not independently verified, and upon our modeling of such historical data. We believe the results of such modeling are accurate, but we cannot assure you that such results are identical to those that would have been produced if the Notes had actually been issued in the indicated historical periods.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain United States federal income tax considerations relating to an investment in the Notes. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement RN-1 and MTN prospectus supplement, which you should carefully review prior to investing in the Notes. Capitalized terms used and not defined herein have the meanings ascribed to them in the accompanying product supplement RN-1.

Characterization of the Notes.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. However, although the matter is not free from doubt, under current law, each Note should be treated as a debt instrument of ML&Co. for United States federal income tax purposes. ML&Co. currently intends to treat each Note as a debt instrument of ML&Co. for United States federal income tax purposes and, where required, intends to file information returns with the Internal Revenue Service (the “IRS”) in accordance with this treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the Notes. Prospective investors in the Notes should be aware, however, that the IRS is not bound by ML&Co.’s characterization of the Notes as indebtedness, and the IRS could possibly take a different position as to the proper characterization of the Notes for United States federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the Notes. The following summary assumes that the Notes will be treated as debt instruments of ML&Co. for United States federal income tax purposes.

Tax Treatment of the Notes if Maturity is One Year or Less

The following discussion applies if the Notes, at the time of issuance, have a maturity of one year or less (“Short-Term Notes”).

Cash Method U.S. Holders.     The amount payable at maturity with respect to a Short-Term Note in excess of the Original Public Offering Price thereof, if any, generally should be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable at maturity is received by the U.S. Holder. Upon the sale, exchange or other disposition of a Short-Term Note prior to maturity, a U.S. Holder who uses the cash method of tax accounting generally should recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s tax basis in the Short-Term Note. Such a U.S. Holder’s tax basis in a Short-Term Note generally should equal such U.S. Holder’s initial investment in the Short-Term Note. Such gain or loss generally would be short-term capital gain or loss. However, all or a portion of any such gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under “—Accrual Method U.S. Holders”) that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of sale, exchange or other disposition.

Accrual Method U.S. Holders. U.S.     Holders who use the accrual method of tax accounting, and certain other U.S. Holders including banks and dealers in securities, should be required to accrue original issue discount on a Short-Term Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Short-Term Note. Upon maturity of a Short-Term Note, to the extent that the actual yield on the Short-Term Note (i.e., the Redemption Amount) differs from this estimated yield, such difference should be treated as additional original issue discount or as an offset to previously accrued original issue discount. Upon the sale, exchange or other disposition of a Short-Term Note prior to the maturity date, a U.S. Holder who uses the accrual method of tax accounting generally should recognize short term capital gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale, exchange or other disposition and such U.S. Holder’s adjusted tax basis in the Short-Term Note. Such a U.S. Holder’s adjusted tax basis generally should equal such U.S. Holder’s initial investment in the Short-Term Note increased by any original issue discount previously included in income by the U.S. Holder.

Tax Treatment of the Notes if Maturity is More Than One Year

The following discussion applies if the Notes, at the time of issuance, have a maturity of more than one year (“Long-Term Notes”).

General.     Long-Term Notes will be treated as contingent payment debt instruments. On June 11, 1996, the Treasury Department issued final regulations (the “CPDI Regulations”) concerning the proper United States federal income tax treatment of contingent payment debt instruments such as Long-Term Notes, which apply to debt instruments issued on or after August 13, 1996 and, accordingly, will apply to Long-Term Notes. In general, the CPDI Regulations cause the timing and character of income, gain or loss reported on a contingent payment debt instrument to substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, the CPDI Regulations generally require a U.S. Holder of such an instrument to include future contingent and noncontingent interest payments in income as that interest accrues based upon a projected payment schedule. Moreover, in general, under the CPDI Regulations, any gain recognized by a U.S. Holder on the sale, exchange, or other disposition of a contingent payment debt instrument is treated as ordinary income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances). The CPDI Regulations provide no definitive guidance as to whether or not an instrument is properly characterized as a debt instrument for United States federal income tax purposes.

Interest Accruals.     Each year, a U.S. Holder of a Long-Term Note generally will be required to pay taxes on ordinary income from such Long-Term Note over its term based upon an estimated yield for the Long-Term Note, even though such U.S. Holder will not receive any payments until the maturity date. ML&Co. will have established this estimated yield, in accordance with the CPDI Regulations, solely in order for a U.S. Holder to calculate the amount of taxes that such U.S. Holder will owe each year as a result of owning a Long-Term Note. This estimated yield will not be either a prediction or a guarantee of what the actual Redemption Amount will be, or that the actual Redemption Amount will even exceed the Original Public Offering Price.

In particular, solely for purposes of applying the CPDI Regulations to Long-Term Notes, ML&Co. will be required to construct a projected payment schedule for the Long-Term Notes which will consist of a projected cash payment on the maturity date of an amount equal to an estimate of the Redemption Amount per unit of the Long-Term Notes (the “Projected Redemption Amount”). This projected payment schedule will represent an estimated yield on the Long-Term Notes. Accordingly, during the term of the Long-Term Notes, a U.S. Holder of a Long-Term Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Long-Term Note that are deemed to accrue at this estimated yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Long-Term Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Long-Term Notes are outstanding) will equal the product of this estimated yield (properly adjusted for the length of the accrual period) and the Long-Term Note’s adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Long-Term Note’s adjusted issue price will equal the Long-Term Note’s issue price (i.e., the Original Public Offering Price of a Long-Term Note), increased by the interest previously accrued on the Long-Term Note. On the maturity date of a Long-Term Note, in the event that the actual cash payment on the maturity date (the “Actual Redemption Amount”) exceeds the Projected Redemption Amount, a U.S. Holder will be required to include the excess of the Actual Redemption Amount over the Projected Redemption Amount in income as ordinary interest on the maturity date. Alternatively, in the event that the Actual Redemption Amount is less than the Projected Redemption Amount, the amount by which the Projected Redemption Amount exceeds the Actual Redemption Amount will be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Long-

Term Note for the taxable year in which the maturity date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the Projected Redemption Amount in excess of the Actual Redemption Amount that is not treated as an interest offset pursuant to the foregoing rules. In addition, U.S. Holders purchasing a Long-Term Note at a price that differs from the adjusted issue price of the Long-Term Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustment to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Notwithstanding the foregoing, special rules will apply if a contingent payment on a Long-Term Note becomes fixed more than six months prior to its scheduled date of payment. For this purpose, a payment will be treated as fixed if (and when) all remaining contingencies with respect to it are remote or incidental, within the meaning of the CPDI Regulations. Thus, if the closing level of the Market Measure is outside the Range on any Market Measure Business Day within the Valuation Period, these special rules could possibly apply to the Long-Term Notes. Generally, in such a case, a U.S. Holder would be required to account for the difference between the present value of the fixed amount of the contingent payment and the present value of the amount of the projected payment in a reasonable manner over the remaining term of the Long-Term Note. A U.S. Holder’s tax basis in a Long-Term Note and the character of any gain or loss on the sale of the Long-Term Note could also be affected. U.S. Holders should consult their own tax advisors concerning these special rules.

Sale or Exchange of the Long-Term Notes.     Upon the sale, exchange or other disposition of a Long-Term Note prior to the maturity date, a U.S. Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon such sale, exchange or other disposition and the U.S. Holder’s adjusted tax basis in the Long-Term Note as of the date of disposition. A U.S. Holder’s adjusted tax basis in a Long-Term Note generally will equal the U.S. Holder’s initial investment in the Long-Term Note increased by any interest previously included in income with respect to the Long-Term Note by the U.S. Holder. Any taxable gain will be treated as ordinary income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder’s total interest inclusions on the Long-Term Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder’s holding period for the Long-Term Note). All amounts includible in income by a U.S. Holder as ordinary interest pursuant to the CPDI Regulations will be treated as original issue discount. In addition, U.S. Holders purchasing a Long-Term Note at a price that differs from the adjusted issue price of the Long-Term Note as of the purchase date (e.g., subsequent purchasers) will be subject to rules providing for certain adjustments to the foregoing rules and these U.S. Holders should consult their own tax advisors concerning these rules.

Hypothetical Table.     The following table sets forth the amount of interest that would be deemed to have accrued with respect to each Long-Term Note during each accrual period over an assumed term of approximately one year and one day for the Long-Term Notes based upon a hypothetical projected payment schedule for the Long-Term Notes (including both a hypothetical Projected Redemption Amount and a hypothetical estimated yield equal to 4.975% per annum (compounded semi-annually)) as determined by ML&Co. for purposes of illustrating the application of the CPDI Regulations to the Long-Term Notes as if they had been issued on September 17, 2008, and were scheduled to mature on September 18, 2009. The following table is for illustrative purposes only. The actual projected payment schedule for any Long-Term Notes (including both the actual Projected Redemption Amount and the actual estimated yield) will be determined by ML&Co. on the Pricing Date if the Notes have a maturity of more than one year and will depend upon actual market interest rates (and thus ML&Co.’s borrowing costs for debt instruments with comparable maturities) as of that date. The actual projected payment schedule for any Long-Term Notes (including both the actual Projected Redemption Amount and the actual estimated yield) and the actual tax accrual table will be set forth in the final Term Sheet delivered to investors in connection with the initial sale of such Long-Term Notes.

Hypothetical Accrual Period	Interest deemed to accrue on Long- Term Notes during accrual period (per unit of the Long- Term Notes)	Total interest deemed to have accrued on Long-Term Notes as of end of accrual period (per unit of the Long- Term Notes)
September 17, 2008 through March 18, 2009	$0.2481	$0.2481
March 19, 2009 through September 18, 2009	$0.2549	$0.5030

Hypothetical Projected Redemption Amount = $10.5030 per unit of the Long-Term Notes.

Prospective purchasers of the Notes should consult their own tax advisors concerning the tax consequences, in light of their particular circumstances, under the laws of the United States and any other taxing jurisdiction, of the purchase, ownership and disposition of the Notes. See the discussion under the section entitled “United States Federal Income Taxation” in the accompanying product supplement RN-1.

Additional Note Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the Notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the sections indicated on the cover of this term sheet. The Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the Notes.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement RN-1 dated August 27, 2008:

http://www.sec.gov/Archives/edgar/data/65100/000119312508185691/d424b2.htm

▪	Index supplement I-1 dated June 6, 2007:

http://www.sec.gov/Archives/edgar/data/65100/000119312507130785/d424b2.htm

▪	MTN prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070946/d424b5.htm

▪	General prospectus supplement dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070973/d424b5.htm

▪	Prospectus dated March 31, 2006:

http://www.sec.gov/Archives/edgar/data/65100/000119312506070817/ds3asr.htm

Our Central Index Key, or CIK, on the SEC Website is 65100. References in this term sheet to “ML&Co.”, “we”, “us” and “our” are to Merrill Lynch & Co., Inc., and references to “MLPF&S” are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

We have filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent or any dealer participating in this offering, will arrange to send you the Notes Prospectus if you so request by calling toll-free 1-866-500-5408.

Structured Investments Classification

ML&Co. classifies certain of its structured investments (the “Structured Investments”), including the Notes, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.